Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 30, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform that the Board of Directors of the Company at its meeting held on January 30, 2024, has inter-alia approved the following:

a)	Investment in Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited), a wholly-owned subsidiary (“WOS”) of the Company

Approval of the fund infusion by way of investment in equity shares of Aurigene Oncology Limited (“AOL”) (formerly, Aurigene Discovery Technologies Limited), a wholly-owned subsidiary of the Company, upto an amount of Rs. 6,500 million, in one or more tranches, from time to time. AOL will make similar investment in equity shares of Aurigene Pharmaceutical Services Limited (“APSL”), a wholly-owned subsidiary of AOL and a step-down wholly-owned subsidiary of the Company, to support the capex and working capital requirements of APSL.

The requisite details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with the SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, will be disclosed to the stock exchange(s) after approval of the respective Board of the wholly-owned subsidiaries.

b)	Voluntary liquidation of Imperial Owners and Land Possessions Private Limited (formerly, Imperial Credit Private Limited), wholly-owned subsidiary of the Company

Approval of the voluntary liquidation of Imperial Owners and Land Possessions Private Limited (formerly, Imperial Credit Private Limited) (“Imperial”), wholly-owned subsidiary of the Company, in terms of the provisions of applicable laws and rules. Imperial is not a material subsidiary of the Company. As on March 31, 2023, Imperial had a net worth of Rs. 26.62 million and revenue from operation (net gain on fair value changes) of Rs. 1.47 million. The paid up capital of Imperial is Rs. 12.30 million divided into 123,000 equity shares of Rs. 100/- each. It may also be noted that the liquidation of Imperial, will not have any significant impact on the Company or its financials.

The requisite details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with the SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, will be disclosed to the stock exchange(s) after approval of the Board of Imperial, wholly-owned subsidiary of the Company.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

c)	Changes in the composition of Board Committees of the Company

Approval of Induction of Mr. Sanjiv Mehta, Independent Director, as a member of Nomination, Governance and Compensation Committee, Sustainability and CSR Committee, and Science, Technology and Operations Committee, and Induction of Dr. Alpna Seth, Independent Director, as a member of Risk Management Committee. The details of chairperson and members of the said Board Committees are as hereunder:

Board Committees	Details of members/ chair after changes in the Committee composition
Nomination, Governance and Compensation Committee

Ms. Kalpana Morparia, Independent Director – Chairperson

Dr. K.P. Krishnan, Independent Director – Member

Mr. Arun M Kumar, Independent Director – Member

Mr. Leo Puri, Independent Director – Member

Mr. Sanjiv Mehta, Independent Director – Member

Sustainability and CSR Committee

Dr. K.P. Krishnan, Independent Director – Chairman

Ms. Kalpana Morparia, Independent Director – Member

Mr. G V Prasad, Co-Chairman and Managing Director – Member

Mr. Satish Reddy, Chairman – Member

Mr. Sanjiv Mehta, Independent Director – Member

Science, Technology and Operation Committee

Dr. Claudio Albrecht, Independent Director – Chairman

Mr. Leo Puri, Independent Director – Member

Ms. Penny Wan, Independent Director – Member

Dr. Alpna Seth, Independent Director – Member

Mr. Sanjiv Mehta, Independent Director – Member

Risk Management Committee	Ms. Shikha Sharma, Independent Director – Chairperson, Ms. Penny Wan, Independent Director – Member Dr. Claudio Albrecht, Independent Director – Member Dr. Alpna Seth, Independent Director – Member

The Board Meeting commenced at 11.54 a.m. IST and concluded at 3.45 p.m. IST.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K. Randhir Singh
K. Randhir Singh
Company Secretary, Compliance Officer & Head-CSR